

Mail Stop 3561

May 2, 2016

<u>Via E-mail</u>
Wanjun Xie
Chief Executive Officer
Landbay Inc.
3906 Main Street #207
Flushing, NY 11354

      Re: **Landbay Inc.
Registration Statement on Form S-1
Filed April 25, 2016
File No. 333-210916**

Dear Mr. Xie:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.   In this regard we note the following:

1.   We note that you have not provided the financial statements required by Item 11(e) of Form S-1 prepared in accordance with Regulation S-X or Article 8 of Regulation S-X, as applicable.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

          Sincerely,

          /s/ James Lopez (for)

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel, and
          Mining